FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

THE9 LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun ZHU
Name:	Jun ZHU
Title:	Chairman and Chief Executive Officer

Date: May 22, 2007

Exhibit 99.1

The9 and EA Announce Equity Investment and

Exclusive Publishing Agreement for EA SPORTS FIFA Online

in Mainland China

Strategic Partnership with EA to Expand The9’s Offering in

China’s Online Gaming Market

Shanghai and Redwood City, Calif. - May 21, 2007. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, today announced an equity investment by Electronic Arts Inc. (NASDAQ:ERTS) (“EA”), the world’s leading developer and publisher of interactive entertainment. The two companies also announced a licensing agreement that gives The9 exclusive publishing rights for EA SPORTS FIFA Online in mainland China. Upon completion of the equity investment, EA will own approximately 15 percent of the common shares of The9. The investment is roughly US$167 million.

The agreement builds on EA’s strategy of partnering with proven regional operators to bring online games to Asia, and The9’s strategy of expanding its game product offerings in the Chinese market.

EA SPORTS FIFA is EA’s leading international sports franchise and is seeing early online success in Asia. Last year, EA and Seoul-based Neowiz partnered to launch EA SPORTS FIFA Online in Korea, now one of Korea’s most popular games, consistently ranked among top performers with more than 4.4 million registered subscribers, according to EA’s company data. The9 has exclusive publishing rights for the game in mainland China.

“EA will be a strong partner for us in the rapidly expanding online game market in China.” said Jun Zhu, Chairman and Chief Executive Officer of The9. “We are seeing strong interest in online sports games in China with the upcoming 2008 Beijing Olympics and the FIFA World Cup in 2010, and FIFA Online is set to be a top favorite in the Chinese market. ”

Hubert Larenaudie, President, EA Asia Online, said, “This is another significant step in EA’s strategy to build an online presence in Asia. The9’s proven expertise will be a tremendous advantage in bringing FIFA Online to a growing market and we look forward to partnering with them to bring the best online football gaming experience to millions of Chinese gamers and football fans. ”

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in China, including Granado Espada, Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, Huxley, and FIFA Online. In addition, The9 is also working on the development of a 3D fantasy MMORPG game, Fantastic Melody OnlineTM.

About Electronic Arts

Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, cellular handsets and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS™, EA™, EA SPORTS BIG™ and POGO™. In fiscal 2007, EA posted revenue of $3.09 billion and had 24 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.

EA SPORTS FIFA Online is manufactured under license by Electronic Arts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the

Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Safe Harbor For Forward-Looking Statements

Some statements set forth in this release, including those regarding EA’s investment in, and its publishing agreement with, The9, growth in the online games market in Asia, and the expected impact of the investment and agreements on EA’s strategic and operational plans and financial results, contain forward-looking statements that are subject to change. Statements including words such as “anticipate,” “believe,” “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the satisfaction of customary closing conditions; the possibility that the investment and/or publishing agreement will not be consummated or that the consummation may be delayed; the effect of the announcement of the investment and agreements on EA’s and The9’s strategic relationships, operating results and business generally, including the ability to retain key employees; The9’s limited operating history as an online game operator; political and economic policies of the Chinese government; the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China; intensified government regulation of Internet cafes in China; The9’s ability to retain existing players and attract new players, anticipate and adapt to changing consumer preferences and respond to competitive market conditions; general economic conditions; and other factors described in EA’s SEC filings (including EA’s Annual Report on Form 10-K for the year ended March 31, 2006 and Quarterly report on Form 10-Q for the quarter ended December 31, 2006). If any of these risks or uncertainties materialize, the investment and/or publishing agreement may not be consummated or may not be consummated on the anticipated terms, the potential benefits of the investment and agreement may not be realized, EA’s operating results and financial performance could suffer, and actual results could differ materially from the expectations described in these forward-looking statements. EA assumes no obligation to update these forward-looking statements which speak only as of the date of this press release.

For further information, please contact:

Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

Jeff Brown

EA Corporate

Tel: +1-650-628-7922

Email: jbrown@ea.com

Tiffany Steckler

EA International

Tel: +4122 316 1322

Email: tsteckler@europe.ea.com

Tricia Gugler

EA Investor Relations

Tel: +1-650-628-7327

Email: tgugler@ea.com

Exhibit 99.2

The9 Limited Obtains Exclusive License to Operate Audition 2

in Mainland China

Shanghai, China – May 21, 2007. The9 Limited (NASDAQ: NCTY)(“The9”), a leading online game operator in China, announced today that it has, through a wholly-owned subsidiary, entered into an agreement with G10 Entertainment Korea Corp (“G10”), an online game developer in Korea, for an exclusive license to operate Audition 2, an advanced casual dancing online game, in mainland China. The term of the license is for three years from the commercial launch date of the game in mainland China. The9 also has the exclusive right of first refusal to the license for Audition 3 and two other latest-developed online games owned or distributed by G10.

Audition 2 is the sequel to Audition, a 3D leisure dancing online competition game with rich music elements. The Audition series are session-based casual games enabling players to compete against each other for their game characters’ dancing skills during the length of a certain song as well as showing-off their virtual appearance and accessories. Apart from the enjoyment aspect of game-play itself, socialization and identity comprise a major part of the games. Audition, which has been in operation for more than two years in mainland China, currently enjoys a high popularity with over 780,000 peak concurrent users, according to a news release by the game’s China operator. Audition 2, with a lot of enhanced features and more community-oriented functions, is also expected to be popular in the mainland China market.

Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented: “We are very excited that The9 obtained the exclusive license to operate Audition 2 in mainland China. We believe this exclusive operation license once again demonstrates The9’s position as the “Partner of Choice” in China for renowned overseas game developers, and together with EA SPORTS FIFA Online, greatly enhances our casual game portfolio and further diversifies our overall game pipeline. Going forward, we intend to continuously introduce additional high-quality games to China and we are confident that we are well-positioned to take advantage of the rapidly growing Chinese online game market. ”

Mr. Kee Young Kim, G10’s Chairman and Chief Executive Officer, said: “We are very pleased to have The9 as our exclusive partner for Audition 2 in mainland China. With a proven track record and impressive operational capabilities, we are highly confident that The9 will lead this game to be a success in China. We intend to launch the game for beta testing in Korea in the second half of 2007 and anticipate China’s launch will follow soon afterwards. We will work closely with The9 and provide our seamless support to bring a fantastic gaming experience of Audition 2 to millions of fashionable Chinese online gamers.”

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Granado Espada, Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, Huxley, FIFA Online and Audition 2. In addition, The9 is also working on the development of a 3D fantasy MMORPG game, Fantastic Melody OnlineTM.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

Exhibit 99.3

The9 Limited Reports First Quarter 2007 Unaudited Financial Results

Shanghai, China – May 22, 2007. The9 Limited (NASDAQ: NCTY)(“The9”), a leading online game operator in China, announced today its unaudited financial results for the first quarter ended March 31, 2007.

First Quarter 2007 Financial Highlights:

–	Net revenues for the first quarter of 2007 decreased by 4% quarter-over-quarter and increased 27% year-over-year to RMB270.0 million (US$35.0 million).

–

Net revenues attributable to the operations of Blizzard Entertainment®’s World of Warcraft® (“WoW”)(1), which included revenues from game playing time, merchandise and installation package sales, decreased by 5% quarter-over-quarter and increased 27% year-over-year to RMB266.3 million (US$34.5 million) in the first quarter of 2007.

–	Net income for the first quarter of 2007 was RMB66.1 million (US$8.6 million), a 37% decrease from RMB105.1 million (US$13.6 million) in the fourth quarter of 2006, and a 12% increase from RMB58.8 million (US$7.6 million) in the first quarter of 2006. Excluding a financial subsidy of RMB19.8 million (US$2.6 million) received from the local government, gain on investment disposal of RMB23.4 million (US$3.0 million) from the sale of certain equity investment, and impairment loss on one of our investments of RMB20.4 million (US$2.6 million) in the fourth quarter of 2006, net income for the first quarter of 2007 decreased by 20% from the previous quarter.

–	EBITDA (non-GAAP) was RMB117.7 million (US$15.2 million) in the first quarter of 2007, a quarter-over-quarter decrease of 20% from RMB146.6 million (US$19.0 million) in the fourth quarter of 2006, and a year-over-year increase of 18% from RMB99.6 million (US$12.9 million) in the first quarter of 2006.

–	Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) were RMB2.65 (US$0.34) for the first quarter of 2007, compared with RMB4.25 (US$0.55) for the fourth quarter of 2006, and RMB2.42 (US$0.31) for the first quarter of 2006. Fully diluted EBITDA (non-GAAP) per share were RMB4.72 (US$0.61) for the first quarter of 2007, compared with RMB5.93 (US$0.77) for the fourth quarter of 2006 and RMB4.10 (US$0.53) for the first quarter of 2006.

(1)	World of Warcraft® and Blizzard Entertainment® are trademarks or registered trademarks of Blizzard Entertainment®, Inc. in the U.S. and/or other countries.

Management Comments:

With respect to the first quarter 2007 results, Jun Zhu, Chairman and Chief Executive Officer of The9 commented, “We are pleased to report that The9 has achieved solid financial results in the first quarter of 2007. Despite the seasonal holiday impact in the quarter, we were able to maintain relatively stable user levels for Blizzard Entertainment®’s World of Warcraft® game in China. In the first quarter of 2007, we attained peak and average concurrent WoW users in mainland China of approximately 680,000 and 330,000, respectively. As of March 31, 2007, over 7.5 million paid accounts had been activated(2).

While we continue to prepare for the launch of WoW’s major expansion pack: The Burning Crusade™, we started open beta testing for the highly anticipated Soul of The Ultimate NationTM game in China in April and achieved a peak concurrent user level of over 400,000 users. We believe the strong preliminary result of SUN’s open beta testing is indicative of The9’s transition from a one-game to a multi-game company with diversified sources of revenue. In addition, Electronic Arts Inc. recently became a strategic investor of The9, and concurrently with their investment, we obtained the exclusive license to operate EA SPORTS™ FIFA Online, a blockbuster online soccer game, in mainland China. We recently also obtained the exclusive license to operate Audition 2, an advanced casual dancing online game, in mainland China. These exciting new developments are solid proof of The9’s ability to execute our focused strategy of introducing high-quality games to the China online game market and to further diversify our game portfolio to include casual style games to address a wider range of audiences.”

Hannah Lee, Vice President and Chief Financial Officer, commented, “Despite the seasonality impact to the WoW game, we achieved solid financial and operational results for the first quarter of 2007. With the upcoming launch of The Burning Crusade™ expansion pack together with the accompanying opening of a new server site, we expect, based on responses from overseas players, that even more players will be attracted to the World of Warcraft®game. SUN’s strong open beta testing results increased our confidence that the game will bring additional sources of revenue for the Company and will enhance and diversify the number of our revenue-generating games. In addition to our strong MMORPG portfolio, FIFA Online and Audition 2 will be The9’s initial steps into the growing casual game arena. We believe The9 is well positioned for further sustainable growth in the rapidly evolving Chinese online game market.”

Discussion of The9’s First Quarter 2007 Results (Preliminary Unaudited)

Revenues

For the first quarter of 2007, The9 reported total gross revenues of RMB284.7 million (US$36.9 million), a 4% decrease from RMB297.8 million (US$38.6 million) in the fourth quarter of 2006 and a 27% increase from RMB223.5 million (US$28.9 million) in the first quarter of 2006. Total net revenues were RMB270.0 million (US$35.0 million), a 4% decrease from RMB282.7 million (US$36.6 million) in the fourth quarter of 2006 and a 27% increase from RMB212.1 million

(2)	Activated paid accounts represent the number of CD Keys that we sold to customers and have been activated by customers to log-on to Blizzard Entertainment®’s World of Warcraft® game in China.

(US$27.5 million) in the first quarter of 2006. The quarter-over-quarter revenue decrease was mainly due to the seasonal impact on Blizzard Entertainment®’s World of Warcraft®’s usage during the Chinese New Year and winter holiday.

Net revenues attributable to the operations of Blizzard Entertainment®’s World of Warcraft®, including game playing time, merchandise and installation package sales, were RMB266.3 million (US$34.5 million) in the first quarter of 2007, a 5% decrease from the previous quarter due primarily to the holiday impact, and a 27% increase from the same period of last year.

For the first quarter of 2007, online game services gross revenues were RMB281.3 million (US$36.4 million), a 5% decrease from RMB296.7 million (US$38.4 million) in the fourth quarter of 2006 and a 27% increase from RMB220.8 million (US$28.6 million) in the first quarter of 2006.

For the first quarter of 2007, gross revenues from game operating support, website solutions and advertisement, were RMB2.6 million (US$0.3 million), an increase of 430% from the previous quarter and 247% from the same period of last year. The increase in these revenues was mainly due to certain technical support services provided in the quarter, where no such services were provided in the previous quarter or in the same period last year.

Other gross revenues mainly included sales of WoW related merchandise and installation packages. For the first quarter of 2007, other gross revenues were RMB0.8 million (US$0.1 million) compared to RMB0.6 million (US$0.08 million) in the fourth quarter of 2006 and RMB1.9 million (US$0.2 million) in the first quarter of 2006. The quarter-over-quarter increase was primarily due to sales of installation packages of the Guild Wars game during the first quarter of 2007 when it commenced open beta testing while there were no such revenues in the previous quarter.

Gross Profit

Gross profit for the first quarter of 2007 decreased by 3% quarter-over-quarter but increased 37% year-over-year to RMB130.3 million (US$16.9 million). The sequential decrease of gross profit was mainly due to decreased revenues as mentioned above. Gross profit margin for the first quarter 2007 remained relatively stable at 48% compared to the previous quarter, but improved from 45% in the same period of last year.

Operating Expenses

For the first quarter of 2007, operating expenses were RMB58.1 million (US$7.5 million), a 6% increase from RMB54.7 million (US$7.1 million) in the previous quarter and a 52% increase from RMB38.3 million (US$5.0 million) in the same period of last year. The sequential increase in operating expenses was primarily due to increased product development expenses relating to certain costs for Soul of The Ultimate NationTM and Guild Wars during their respective closed and open beta testing phases, partially offset by decreased sales and marketing expenses incurred for WoW as relatively less updates were introduced in the first quarter.

Income from Operations

For the first quarter of 2007, profit from operations decreased by 10% quarter-over-quarter but increased 27% year-over-year to RMB72.1 million (US$9.3 million). Operating margin for the first quarter of 2007 was 27%, remained stable compared to 28% in the previous quarter and 27% in the same period of last year. The slight sequential decline of operating margin was a combined result of decreased revenues and increased operating expenses as mentioned above.

Other Income (Expenses)

Other expenses for the first quarter of 2007 was RMB0.9 million (US$0.1 million) compared to other income of RMB19.1 million (US$2.5 million) in the fourth quarter of 2006 and other expenses of RMB0.5 million (US$0.06 million) in the first quarter of 2006. The sequential difference was primarily due to the receipt of a financial subsidy of RMB19.8 million (US$2.6 million) from the local government in the fourth quarter of 2006, compared to no such financial subsidy being received in the first quarter of 2007.

Income Tax Benefit (Expense)

Income tax expense for the first quarter of 2007 was RMB8.1 million (US$1.0 million) compared to income tax benefit of RMB1.0 million (US$0.1 million) in the fourth quarter of 2006 and income tax benefit of RMB0.2 million (US$0.02 million) in the first quarter of 2006. This was primarily due to the increase of effective tax rate following the expiration of income tax holiday of a significant PRC subsidiary, partially offset by adjustments of RMB7.2 million (US$0.9 million) to deferred tax valuation allowances due to the anticipated utilization of tax loss carry forward.

Gain (Loss) on Equity Investments

For the first quarter of 2007, loss on equity investments, net of taxes, amounted to RMB1.5 million (US$0.2 million), compared to a loss of RMB1.1 million (US$0.1 million) for the fourth quarter of 2006, and a gain of RMB1.1 million (US$0.1 million) for the first quarter of 2006. The sequential increase in loss on equity investments was primarily because most of the existing affiliated companies were still in the game development or early game commercialization stages, thus contributed losses in the first quarter of 2007; whereas in the fourth quarter of 2006, the joint venture that operates Blizzard Entertainment®’s World of Warcraft® in other greater China regions, which we disposed of in late 2006, recorded a gain during the fourth quarter of 2006, which offset, to a large extent, the losses incurred by the other affiliated companies.

Net Income

For the first quarter of 2007, net income was RMB66.1 million (US$8.6 million), which decreased by 37% quarter-over-quarter from RMB105.1 million (US$13.6 million) in the fourth quarter of 2006 but increased by 12% year-over-year compared to RMB58.8 million (US$7.6 million) in the first quarter of 2006. The sequential decrease of net income was a result of the cumulative effect of the foregoing factors. Excluding a financial subsidy of RMB19.8 million (US$2.6 million) received from the local government, gain on investment disposal of RMB23.4 million (US$3.0 million) from the sale of certain equity investment, and impairment loss on one of our investments of RMB20.4 million (US$2.6 million) in the fourth quarter of 2006, net income for the first quarter of 2007 decreased by 20% from the previous quarter.

Fully diluted earnings per share and per ADS for the first quarter of 2007 was RMB2.65 (US$0.34), compared to RMB4.25 (US$0.55) in the fourth quarter of 2006 and RMB2.42 (US$0.31) in the first quarter of 2006.

EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. For the first quarter of 2007, EBITDA (non-GAAP) was RMB117.7 million (US$15.2 million) compared to EBITDA (non-GAAP) of RMB146.6 million (US$19.0 million) for the previous quarter and RMB99.6 million (US$12.9 million) for the same period of last year.

For the first quarter of 2007, fully diluted EBITDA (non-GAAP) per share was RMB4.72 (US$0.61) compared with RMB5.93 (US$0.77) for the fourth quarter of 2006 and RMB4.10 (US$0.53) in the first quarter of 2006.

As at March 31, 2007, the Company’s total cash and cash equivalents balance was RMB859.6 million (US$111.3 million). The decrease in cash and cash equivalents from RMB937.8 million (US$121.4 million) as at December 31, 2006 was mainly due to the combined result of capital expenditures on a new server site and upgrades of existing server sites in preparation for the launch of World of Warcraft: The Burning Crusade™, payments relating to the purchase of our headquarter office building in Shanghai, as well as prepaid royalty payments to the licensor relating to World of Warcraft®’s China operations, offset in part by receipts from prepaid game points, and final receipts of proceeds from the disposal of our investment in the joint venture that operates World of Warcraft® in the other regions of greater China.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 30, 2007 (the last business day of first quarter of 2007), which was RMB7.7232 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. The Company believes its EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of EBITDA has certain limitations. Depreciation and amortization expense for various assets and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. EBITDA should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. EBITDA is not defined under GAAP, and our EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Other Developments

The9 today also announced that Mr. Alan Chen, Vice President and Chief Technology Officer, will be leaving the Company on June 30, 2007 due to personal reasons. Mr. Huanxin Jiang, currently our Senior Technical Director, will be promoted Vice President, effective June 30, 2007. Mr. Jiang joined The9 in February 2004 and after this promotion he will be in charge of our technical operations.

In addition, in recognition to their contribution to the Company, Ms. Hannah Lee, currently our Vice President & Chief Financial Officer, and Mr. Jun Yao, currently our Vice President, will be promoted to Senior Vice President & Chief Financial Officer, and Senior Vice President, respectively, effective June 30, 2007.

Conference Call / Webcast Information

The9’s management team will host a conference call on Monday, May 21, 2007 at 9:00 PM, US Eastern Time, corresponding with Tuesday, May 22, 2007 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-597-5329, password “41286252”. In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-866-383-7998, password “41286252”. A replay of the call will be available through May 29, 2007. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “22906365”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q1 2007 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in China, including Granado Espada, Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, Huxley, FIFA Online, and Audition 2. In addition, The9 is also working on the development of a 3D fantasy MMORPG game, Fantastic Melody OnlineTM.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	220,780,344	296,721,036	281,304,681	36,423,332
Game operating support, website solutions and advertisement	755,100	495,169	2,623,071	339,635
Other revenues	1,929,118	598,872	769,488	99,633

	223,464,562	297,815,077	284,697,240	36,862,600
Sales Taxes	(11,317,419)	(15,138,187)	(14,695,927)	(1,902,829)

Net Revenues	212,147,143	282,676,890	270,001,313	34,959,771

Cost of Services	(117,045,133)	(147,970,185)	(139,741,064)	(18,093,674)

Gross Profit	95,102,010	134,706,705	130,260,249	16,866,097
Operating Expenses:
Product development	(8,906,763)	(5,176,455)	(9,594,597)	(1,242,308)
Sales and marketing	(11,026,504)	(17,982,287)	(16,092,437)	(2,083,649)
General and administrative	(18,337,604)	(31,501,431)	(32,445,657)	(4,201,064)

Total operating expenses:	(38,270,871)	(54,660,173)	(58,132,691)	(7,527,021)

Profit from operations	56,831,139	80,046,532	72,127,558	9,339,076
Interest income, net	1,208,529	3,023,648	4,408,329	570,790
Other income (expenses), net	(498,355)	19,123,592	(873,104)	(113,050)

Income before income tax benefit (expense), gain on investment disposal and gain (loss) on equity investments	57,541,313	102,193,772	75,662,783	9,796,816
Income tax benefit (expense)	188,891	1,015,569	(8,073,294)	(1,045,330)

Income before gain on investment disposal, impairment loss on investment and gain (loss) on equity investments	57,730,204	103,209,341	67,589,489	8,751,486
Gain on investment disposal	—	23,409,702	—	—
Impairment loss on investment	—	(20,401,915)	—	—
Gain (loss) on equity investments, net of taxes	1,077,589	(1,148,792)	(1,504,470)	(194,799)

Net income	58,807,793	105,068,336	66,085,019	8,556,687

Other comprehensive income:
Translation adjustments	37	—	—	—

Comprehensive Income	58,807,830	105,068,336	66,085,019	8,556,687

Earnings per share
- Basic	2.42	4.28	2.67	0.35

- Diluted	2.42	4.25	2.65	0.34

Weighted average shares outstanding
- Basic	24,252,920	24,564,824	24,730,143	24,730,143

- Diluted	24,301,835	24,713,922	24,969,420	24,969,420

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	937,845,817	859,597,646	111,300,710
Accounts receivable	10,174,484	10,417,201	1,348,819
Advances to suppliers	9,036,620	5,949,176	770,299
Prepayments and other current assets	69,153,131	39,486,507	5,112,713
Prepaid royalties	27,558,207	17,248,311	2,233,311
Deferred costs	33,324,942	34,940,184	4,524,055
Deferred tax assets, current	—	7,559,570	978,813

Total current assets	1,087,093,201	975,198,595	126,268,720

Investments in equity investees	30,117,605	28,613,136	3,704,829
Property, equipment and software	227,512,006	225,860,116	29,244,370
Goodwill	30,199,751	30,199,751	3,910,264
Intangible assets	244,271,279	243,141,511	31,481,965
Prepayment for office building and equipments	—	244,628,873	31,674,549
Long-term deposit	—	454,212	58,811
Deferred tax assets, non-current	5,391,123	7,788,458	1,008,450

Total Assets	1,624,584,965	1,755,884,652	227,351,958

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	12,692,978	29,478,199	3,816,837
Due to related parties	332,797	385,186	49,874
Income tax payable	—	18,030,198	2,334,550
Other taxes payable	23,589,754	16,526,947	2,139,909
Advances from customers	88,040,975	110,928,121	14,362,974
Deferred revenue	111,302,531	119,310,200	15,448,286
Other payables and accruals	52,467,643	42,598,296	5,515,627

Total current liabilities	288,426,678	337,257,147	43,668,057

Minority interests	—	—	—
Commitments and contingencies	—	—	—
Shareholders’ Equity
Common shares (US$0.01 par value; 24,688,038 shares issued and outstanding as of December 31, 2006, 24,773,412 shares issued and outstanding as of March 31, 2007)	2,041,673	2,048,292	265,213
Additional paid-in capital	941,786,807	958,164,387	124,063,133
Statutory reserves	20,745,422	20,745,422	2,686,117
Retained earnings	371,584,385	437,669,404	56,669,438

Total shareholders’ equity	1,336,158,287	1,418,627,505	183,683,901

Total liabilities and shareholders’ equity	1,624,584,965	1,755,884,652	227,351,958

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	58,807,793	105,068,336	66,085,019	8,556,687
Depreciation of property, equipment and software	18,030,884	21,666,970	23,124,444	2,994,153
Amortization of intangible assets	22,942,091	20,885,566	20,465,268	2,649,843
Income tax expense (benefit)	(188,891)	(1,015,569)	8,073,294	1,045,330

EBITDA (Non-GAAP)	99,591,877	146,605,303	117,748,025	15,246,013

GAAP earnings per share
- Basic	2.42	4.28	2.67	0.35

- Diluted	2.42	4.25	2.65	0.34

Non-GAAP EBITDA per share
- Basic	4.11	5.97	4.76	0.62

- Diluted	4.10	5.93	4.72	0.61

Weighted average shares outstanding
- Basic	24,252,920	24,564,824	24,730,143	24,730,143

- Diluted	24,301,835	24,713,922	24,969,420	24,969,420